SHAREHOLDER VOTING AGREEMENT

This SHAREHOLDER VOTING AGREEMENT (this “Agreement”) is entered into as of December 14, 2009, by and among Fresenius USA, Inc., a Massachusetts corporation (“Acquiror”) and the stockholders of Xcorporeal, Inc., a Delaware corporation (the “Company”), identified on Schedule A attached hereto (each a “Stockholder” and collectively, the “Stockholders”).

WITNESSETH:

WHEREAS, as of the date hereof, each Stockholder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) that total number of shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company as are set forth adjacent to such Stockholder’s name on Schedule A attached hereto (the “Owned Shares”), as such shares may be adjusted after the date hereof by stock dividend, stock split, recapitalization, combination, acquisition, consolidation, reorganization or other change in the capital structure of the Company affecting the Common Stock (such shares of Common Stock, together with any other shares of Common Stock the voting power over which is acquired by a Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as the “Subject Shares”);

WHEREAS, Acquiror, the Company, Xcorporeal Operations, a Delaware corporation and a wholly owned subsidiary of the Company (“Operations”) and National Quality Care, Inc., a Delaware corporation (“NQCI”) propose to enter into an Asset Purchase Agreement dated as of the date hereof (the “Purchase Agreement”), pursuant to which Acquiror will purchase certain assets of the Company, Operations and NQCI, (the “Acquisition”); and

WHEREAS, as a condition to the willingness of Acquiror to enter into the Purchase Agreement, and as an inducement and in consideration therefor, Acquiror has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1.          Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Purchase Agreement.

ARTICLE II
VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1.          Agreement to Vote the Subject Shares. Each Stockholder, in its capacity as such, hereby agrees that, during the period commencing on the date hereof and continuing until the termination of this Agreement (such period, the “Voting Period”), at any meeting (or any adjournment or postponement thereof) of the holders of any class or classes of the capital stock of the Company, however called, such Stockholder shall vote or cause to be voted the Subject Shares (a) in favor of the approval of the terms of the Purchase Agreement, the Acquisition and the other transactions contemplated by the Purchase Agreement (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement or of such Stockholder contained in this Agreement, and (c) except as otherwise agreed to in writing in advance by Acquiror, against any action or proposal involving the Company that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Purchase Agreement.  Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. During the Voting Period, each Stockholder agrees not to enter into any written or oral contract, agreement, commitment, letter of intent, agreement in principle, or understanding with any Person that violates or conflicts with or could reasonably be expected to violate or conflict with the provisions and agreements contained in this Agreement.

Section 2.2.          Grant of Irrevocable Proxy. Each Stockholder hereby appoints Acquiror and any designee of Acquiror, and each of them individually, as such Stockholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to cause such Stockholder’s shares to be counted as present at any meeting of the Company’s Stockholders during the Voting Period and to vote or act by written consent during the Voting Period with respect to the Subject Shares in accordance with Section 2.1. This proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder shall promptly cause a copy of this Agreement to be deposited with the Company at its principal place of business. Each Stockholder shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy. Each Stockholder hereby revokes all other proxies and powers of attorney with respect to its Subject Shares that it may have previously granted, in each case to the extent such prior or subsequent proxies or powers of attorney would prevent such Stockholder from complying with such Stockholder’s obligations under this Agreement.

Section 2.3.          Nature of Irrevocable Proxy. The proxy and power of attorney granted pursuant to Section 2.2 by each Stockholder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Stockholder. The power of attorney granted by each Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Stockholder. The proxy and power of attorney granted hereunder shall immediately terminate upon the termination of this Agreement pursuant to Section 5.1.

Section 2.4.          Other Rights.  Except as provided by this Agreement or the Purchase Agreement, each Stockholder shall exercise the full rights of a holder of capital stock of the Company with respect to the Subject Shares and all economic benefits of and relating to the Subject Shares shall remain vested in and belong to such Stockholder.

Section 2.5.          Stockholder Capacity.   Each Stockholder is executing this Agreement solely in its capacity as an owner of the Subject Shares, and nothing in this Agreement shall limit or affect any actions taken by such Stockholder in such Stockholder’s fiduciary capacity as an officer or director of the Company.

ARTICLE III
COVENANTS

Section 3.1.          Generally.  Each Stockholder agrees that during the Voting Period, except as contemplated by the terms of this Agreement, such Stockholder shall not (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a “Transfer”), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the Subject Shares, (ii) grant any proxy, power of attorney, or other authorization in or with respect to the Subject Shares, or (iii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under this Agreement.

Section 3.2.          Standstill Obligations of Stockholders. Each Stockholder covenants and agrees with Acquiror that, during the Voting Period:

(a)           Such Stockholder shall not, nor shall such Stockholder permit any of its controlled Affiliates to, nor shall such Stockholder act in concert with or permit any of its controlled Affiliates to act in concert with any Person to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” (as defined in the rules and regulations of the Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that Stockholders of the Company vote in favor of the Acquisition and the Purchase Agreement and otherwise as expressly provided by Article II of this Agreement.

(b)           Such Stockholder shall not, nor shall such Stockholder permit any of its controlled Affiliates to, nor shall such Stockholder act in concert with or permit any of its controlled Affiliates to act in concert with any Person to, deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any arrangement or agreement with any Person with respect to the voting of such shares of Common Stock except as provided by Article II of this Agreement.

(c)           Such Stockholder shall not, and shall cause its Representatives not to, directly or indirectly: (i) submit, solicit, initiate, encourage or discuss any proposal or offer from any Person or enter into any agreement or accept any offer relating to any Acquisition Proposal, or (ii) furnish any information with respect to, assist or participate in or facilitate in any other manner an effort or attempt by any Person to effect or seek to effect any Acquisition Proposal; provided, that nothing in this Section 3 shall limit or affect any actions taken by such Stockholder in such Stockholder’s fiduciary capacity as an officer or director of the Company. Each Stockholder hereby represents that it is not now engaged in discussions or negotiations with any party other than Acquiror with respect to any Acquisition Proposal.  Each Stockholder shall (i) promptly notify Acquiror (orally and in writing) if any offer is made to such Stockholder, any discussions or negotiations are sought to be initiated with such Stockholder, any inquiry, proposal or contact is made or any information is requested from such Stockholder with respect to any Acquisition Proposal, (ii) promptly notify Acquiror of the terms of any proposal that such Stockholder may receive in respect of any Acquisition Proposal, and the identity of the prospective purchaser, (iii) promptly provide Acquiror with a copy of any such offer, if written, or a written summary of such offer, if not in writing, and (iv) promptly keep Acquiror informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal of which such Stockholder is aware.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Each Stockholder hereby represents and warrants to Acquiror as follows:

Section 4.1.          Authority. Such Stockholder has all legal capacity and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms.

Section 4.2.          Ownership of Shares. As of the date hereof, such Stockholder is the lawful owner of the Owned Shares and has the sole power to vote (or cause to be voted) and dispose of such Owned Shares.  Such Stockholder holds that number of certificated Owned Shares and uncertificated Owned Shares, in each case, as identified on Schedule A hereto. Other than the Subject Shares and options to purchase Common Stock, as identified on Schedule A (which Schedule identifies any such exception by Stockholder), such Stockholder does not own or hold any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company. The Subject Shares are not subject to any voting trust agreement or other written or oral contracts, agreement, arrangement, commitment or understanding to which such Stockholder is party restricting or otherwise relating to the voting, dividend rights or disposition of the Subject Shares, other than those created by this Agreement.  Such Stockholder has good and valid title to the Owned Shares, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement.

Section 4.3.          No Conflicts. (a) No filing with any Governmental Authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (b) none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall (i) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of its Subject Shares or assets may be bound, or (ii) violate any Applicable Law which could reasonably be expected to adversely affect such Stockholder’s ability to perform its obligations under this Agreement.

Section 4.4.          Reliance by Acquiror. Such Stockholder understands and acknowledges that Acquiror is entering into the Purchase Agreement in reliance upon the execution and delivery of this Agreement by such Stockholder.

ARTICLE V
TERMINATION

Section 5.1.          Termination. This Agreement shall terminate, and neither Acquiror nor any Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of (i) the mutual consent of Acquiror and the Stockholders to terminate this Agreement, (ii) the termination of the Purchase Agreement in accordance with the terms thereof, (iii) the Closing Date, and (iv) the first anniversary of the date hereof; provided, however, that the termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement. Notwithstanding the foregoing, Section 6.1 and Sections 6.4 through 6.18, inclusive, of this Agreement shall survive the termination of this Agreement.

ARTICLE VI
MISCELLANEOUS

Section 6.1.          Appraisal Rights. To the extent permitted by applicable law, each Stockholder hereby waives any rights of appraisal or rights to dissent from the Acquisition that such Stockholder may have under applicable law.

Section 6.2.          Publication.

(a)           Each Stockholder agrees that, during the Voting Period, such Stockholder shall not issue any public release or announcement concerning the transactions contemplated by this Agreement and the Purchase Agreement without the prior consent of Acquiror, except as such release or announcement may, upon the advice of such Stockholder’s counsel, be required by Applicable Law, in which case such Stockholder shall inform the Acquiror prior to the issuance thereof and shall reasonably consult with the Acquiror regarding thereof.

(b)           Each Stockholder hereby permits Acquiror and/or the Company to publish and disclose in press releases and any other disclosures or filings required by Applicable Law, its identity and ownership of shares of the Common Stock, the nature of its commitments, arrangements and understandings pursuant to this Agreement and/or the entire text of this Agreement.

Section 6.3.          Further Actions. Each of the parties hereto agrees that it will use its reasonable best efforts to do all things reasonably necessary to effectuate this Agreement.

Section 6.4.          Fees and Expenses. Except as otherwise provided herein, each of the parties shall be responsible for its own fees and expenses (including, without limitation, the fees and expenses of financial consultants, investment bankers, accountants and counsel) in connection with the entering into of this Agreement and the consummation of the transactions contemplated hereby and the Purchase Agreement, regardless of whether the Acquisition is consummated.

Section 6.5.          Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 6.6.          Remedies.

(a)           Each Stockholder acknowledges that irreparable damage would occur and that it will be impossible to measure in money the damage to Acquiror if such Stockholder fails to comply with the obligations imposed by this Agreement, and that, in the event of any such failure, Acquiror will not have an adequate remedy at law or in damages. Accordingly, each Stockholder agrees that injunctive relief or any other equitable remedy, in addition to any remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of any such remedy on the basis that Acquiror has an adequate remedy at law. Each Stockholder agrees not to seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Acquiror seeking or obtaining such equitable relief.

(b)           Each Stockholder also agrees that in the event that such Stockholder fails to comply with any of its obligations imposed by this Agreement, Acquiror shall be entitled to recover all costs and expenses incurred by Acquiror or its Affiliates, including reasonable attorneys’ fees and costs, in addition to any other remedies to which Acquiror or its Affiliates may be entitled at law or in equity.

Section 6.7.          Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (with confirmation) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by national overnight courier, in each case as follows:

If to Acquiror, addressed to it at:

Fresenius USA, Inc.
920 Winter Street
Waltham, MA 02451-1457
Attn: Douglas Kott
Facsimile No. (781) 699-9698
Email: doug.kott@fmc-na.com

If to a Stockholder: addressed to such Stockholder as set forth on Schedule A

Section 6.8.          Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.9.          Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 6.10.        Entire Agreement. This Agreement (together with the Purchase Agreement, the schedules and exhibits thereto and other documents and agreements delivered pursuant to the Purchase Agreement, to the extent referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 6.11.        Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the parties, except that Acquiror may assign and transfer its rights and obligations hereunder to any entity that is wholly owned, directly or indirectly, by Acquiror.

Section 6.12.        Certain Events. Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any Person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law, or otherwise.

Section 6.13.        Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.14.        Mutual Drafting.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 6.15.        Review By Counsel.  Each Stockholder acknowledges that the Stockholder (a) has read this Agreement; (b) understands that this Agreement constitutes certain binding obligations upon the part of the Stockholder; (c) has been fully advised by legal counsel; and (d) intends to be bound personally and legally by this Agreement.

Section 6.16.        Governing Law.  This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the application of Delaware principles of conflicts of law.

Section 6.17.        Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Remainder of Page Intentionally Left Blank

Signature Page Follows

IN WITNESS WHEREOF, Acquiror and the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

FRESENIUS USA, INC.

By:	/s/ Mohsen Reihany
Name:	Mohsen Reihany
Title:	Senior Advisor To Chairman of The Board

STOCKHOLDERS:

/s/ Terren S. Peizer
Terren S. Peizer

Jay A. Wolf

/s/ Kelly J. McCrann
Kelly J. McCrann

/s/ Robert Weinstein
Robert Weinstein

[Signature Page to Voting Agreement]

Schedule A

Name of Stockholder (including address)	Common Stock	Options
Terren S. Peizer	6,232,596	700,000
Kelly J. McCrann	100,000	800,000
Robert Weinstein	20,000	300,000